Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Income (loss) from continuing operations
before taxes	$(521)	$(137)	$1,675	$1,631	$967
Sub-total of fixed charges	292	303	325	242	110
Sub-total of adjusted income	(229)	166	2,000	1,873	1,077
Interest on annuities and financial products	2,512	2,532	2,519	2,260	1,570
Adjusted income base	$2,283	$2,698	$4,519	$4,133	$2,647
Fixed Charges
Interest and debt expense (1)	$261	$281	$284	$223	$89
Interest expense related to uncertain tax positions	13	2	21	-	-
Portion of rent expense representing interest	18	20	20	19	21
Sub-total of fixed charges excluding interest
on annuities and financial products	292	303	325	242	110
Interest on annuities and financial products	2,512	2,532	2,519	2,260	1,570
Total fixed charges	$2,804	$2,835	$2,844	$2,502	$1,680

Ratio of sub-total of adjusted income to
sub-total of fixed charges excluding interest on
annuities and financial products (2)	-	-	6.15	7.74	9.79
Ratio of adjusted income base to
total fixed charges (2)	-	-	1.59	1.65	1.58

(1)	Interest and debt expense excludes a $64 million gain related to the early retirement of debt in the first quarter of 2009 and $5 million related to the early retirement of debt in 2006.
(2)
The ratios of earnings to fixed charges for the years ended December 31, 2009 and 2008, indicated a less than one-to-one coverage and are therefore not presented.  Additional earnings of $521 million and $137 million would have been required for the years ended December 31, 2009 and 2008, respectively, to achieve ratios of one-to-one coverage.